EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless the context otherwise requires, references in this exhibit to “we,” “our,” and the “Company” refer to Sable Offshore Corp. (formerly known as Flame Acquisition Corp. (“Flame”)) and its consolidated subsidiaries.

The following summary of the material terms of our capital stock and warrants is not intended to be a complete summary of the rights and preferences of such securities and is qualified in its entirety by reference to our second amended and restated certificate of incorporation (our “Charter”), our amended and restated bylaws (our “Bylaws”) and that certain Warrant Agreement, dated February 24, 2021, between the Company and American Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), each of which is attached as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023, as well as the relevant provisions of the Delaware General Corporation Law (the “DGCL”). We urge you to read such documents in their entirety for a complete description of the rights and preferences of our securities.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share (“common stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”). No shares of preferred stock are issued or outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors (our “Board”), subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our Charter, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the terms, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance after the Business Combination without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Warrants

There are 25,431,341 warrants outstanding, of which 14,374,971 are public warrants, exercisable for exercisable for one share of common stock for $11.50 per share (“public warrants”) and 11,056,370 are warrants issued and sold to our founders and certain of our directors and officers, in private placements (“private placement warrants”).

Public Warrants

Each whole public warrant entitles the registered holder to purchase one whole share of common stock at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the Warrant Agreement, a warrant holder may exercise its public warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The public warrants will expire on February 14, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as result of a notice of redemption described below under “—Redemption of Warrants for Shares of Common Stock.” No public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue shares of common stock upon exercise of a public warrant unless the issuance of common stock issuable upon such public warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant. In the event that a registration statement is not effective for the exercised public warrants, the public warrants cannot be exercised and the holder may never realize any value from such public warrants.

We have filed with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the public warrants. Once effective, we will use our reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement. If any such registration statement has not been declared effective by May 9, 2024, holders of the public warrants will have the right, during the period beginning on May 10, 2024 and ending upon such registration statement being declared effective by the SEC, and during any other period when we fail to have maintained an effective registration statement covering the issuance of the shares of common stock issuable upon exercise of the public warrants, to exercise such public warrants on a “cashless basis.”

Notwithstanding the above, if the common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants in exchange for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the public warrants, multiplied by the excess of the fair market value (as defined below) over the exercise price of the public warrants by (y) the fair market value.

Redemption of Public Warrants for Cash

Once the public warrants become exercisable, we may call the public warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per public warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each public warrant holder; and

•	if, and only if, the last reported sale price of our common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the public warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a public warrant as described under the heading “—Anti-dilution Adjustments”).

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each public warrant holder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, after the redemption notice is issued the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a public warrant as described under the heading “—Anti-dilution Adjustments”) as well as the $11.50 per share public warrant exercise price.

Redemption of Warrants for Shares of Common Stock

Commencing 90 days after the public warrants become exercisable, we may redeem the outstanding public warrants:

•	in whole and not in part;

•

at a price equal to a number of shares of common stock to be determined by reference to the existing table for Flame’s warrants set forth in the registration statement on Form S-1, filed with the SEC in connection with Flame’s initial public offering on February 5, 2021 (the “Flame IPO Registration Statement”), based on the redemption date and the “fair market value” of our common stock;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a public warrant as described under the heading “—Anti-dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the public warrant holders;

•

if, and only if, the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a public warrant as described under the heading “—Anti-dilution Adjustments”); and

•	the private placement warrants must also concurrently be called for redemption on the same terms as the outstanding public warrants, as described above.

Redemption Procedures

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the issued and outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the public warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share.

If the number of issued and outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in issued and outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of public common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their warrants immediately prior to such event.

However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by us in connection with redemption rights held by our stockholders as provided for in our Charter) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of common stock, the holder of a public warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such public warrant holder had exercised the public warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement.

Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the public warrant.

Private Placement Warrants

The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The initial holders, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. The private placement warrants have terms and provisions that are identical to those of the private placement warrants, including as to the exercise price, exercisability and exercise period; provided, however, the private placement warrants issued to FL Co-Investment LLC and Intrepid Financial Partners, L.L.C. will not be exercisable more than five years after the effective date of the Flame IPO Registration Statement (February 24, 2021) in accordance with FINRA Rule 5110(g)(8)(A). If the private placement warrants are held by holders other than the initial holders or their permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

Exclusive Venue

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on our behalf, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to us or to our stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL, or our Charter or Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine; and (b) subject to the provisions of our Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of Article IX of our Charter shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and our Bylaws provide that we will indemnify and hold harmless our directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, our Charter provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Our Bylaws also permit us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Anti-Takeover Effects of Provisions of our Charter, our Bylaws and Delaware Law

Certain provisions of Delaware law, our Charter and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our Charter provides that our Board is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. In addition, our Charter provides that directors may only be removed from our Board with cause. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Charter provides that special meetings of the stockholders may be called only by (i) our Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, (ii) the chairperson of our Board, or (iii) our chief executive officer or president, and special meetings of stockholders may not be called by any other person or persons. Our Charter and our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our Bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Charter provides otherwise. Our Charter precludes stockholder action by written consent.

Approval for Amendment of our Charter and Bylaws

Our Charter further provides that the affirmative vote of holders of at least 66 2/3% of the total voting power of all of the then outstanding shares of capital stock entitled to vote, voting as a single class, is required to amend certain provisions of our Charter, including provisions relating to the size of our Board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in an election of directors, voting as a single class, is required to amend or repeal our Bylaws, although our Bylaws may be amended by a simple majority vote of our Board.

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our common stock and the warrant agent for our warrants is AST.

Stock Exchange

Our common stock and public warrants are listed on the NYSE under the symbols “SOC” and “SOC.WS”, respectively.